













Joe Clark

Lead Director | Board Member | Value Creation | M&A Integrations

Denver, Colorado

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Prana Business (Line-of-Sight™)

Howe Military Academy

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500+ connections

(LIQUIDITY EVENT: The Line-of-Sight™ assessment and diagnostic portfolio was recently acquired from Prana Business LLC by the consulting and business assessment company Predictive Synergistics.) DRIVING BETTER ALIGNMENT AND STRATEGY EXECUTION Joe is a Founder and fo...

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Experience

LoS APPROACH

Prana Business (Line-of-Sight™)
8 yrs 3 mos

Lead Director/Board Member
Jun 2010 – Present · 8 yrs 3 mos
Greater Denver Area

As the Lead Director on the Board, my role is to provide guidance and hands-on direction to the company to ensure the continued growth.

Chief Executive Officer
Jun 2010 – Mar 2017 · 6 yrs 10 mos
Denver, Colorado

I have managed the growth and strategy of the company from concept in 2010 to today where we have over 130 consultants on five continents who are certified in our assessments. Using our deep expertise in strategy and organizational development frameworks, we've not only led the expansion of our Certified Partner channel but also the growth in our Private Pr... See more

Prana Business | Business Leadershi...

National CineMedia (NCM)

Organization Development
National CineMedia (NCM)
Feb 2017 – Present · 1 yr 7 mos
Greater Denver Area

Provide strategic organization development direction with an emphasis on connecting the dots between capability development and business strategy.

Augme nted

Board Member

nted Reality Sports Management

Augmented Reality Sports Management
Jan 2016 – Present · 2 yrs 8 mos
Denver, CO

Connecting sports leagues and referees through compelling app-driven technology.

MergeLane

Mentor
MergeLane
Oct 2014 – Present · 3 yrs 11 mos
Boulder, CO

Proved strategic guidance to early stage companies.

Boomtown Accelerator

Mentor
Boomtown Accelerator
Oct 2014 – Present · 3 yrs 11 mos
Boulder, CO

Provide strategic guidance to early stage companies such as Parkifi.

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Education

Howe Military Academy

Howe Military Academy

Indiana University Bloomington

Indiana University Bloomington

Volunteer Experience

Volunteers of America

Meals on Wheels
Volunteers of America
Aug 2016 – Feb 2018 • 1 yr 7 mos
Poverty Alleviation

Skills & Endorsements

Strategy · 99+

Endorsed by **George Henderson and 10 others who are highly skilled at this**

Endorsed by **3 of Joe's colleagues at Prana Business (Line-of-Sight™)**

Organizational Development · 75

Endorsed by **Marian Boyle, ACC and 11 others who are highly skilled at this**

Endorsed by **4 of Joe's colleagues at Prana Business (Line-of-Sight™)**

Management Consulting · 58

Endorsed by **George Henderson and 3 others who are highly skilled at this**

Endorsed by **3 of Joe's colleagues at Prana Business (Line-of-Sight™)**

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Recommendations







Received (5) Given (9)

Nanc y Martini

Nancy Martini
Board Member at The Predictive Index
December 5, 2016, Joe worked with Nancy in the same group

Joe is an incredible innovator, creator and leader. His ability to capture a business problem and solve it with precision and accuracy is terrific. Joe works well with teams, leaders and executives to help them bring their strategy alive.

Rosa nna Nadeau

Rosanna Nadeau
Principal Consultant-Prism Perspectives Group, HR Consultants Building Organization Performance
July 28, 2014, Rosanna worked with Joe but at different companies

I have had the good fortune to work with Joe Clark since 2013, when our initial meeting created the beginnings of an excellent working relationship. As a Certified Partner with Prana Business, I have received outstanding support from Joe in using the Prana Line-of-Sight organization assessment tool. In addition, Joe's coaching has dramatically strengthened my knowledge of the impact strategy execution has on employee engagement and organization performance. These are my primary services as a consultant, I have tremendous respect for Joe as a leader in business strategy and as a leader and mentor and coach with Prana. Anyone working with Joe, regardless of seniority in the field, will have the opportunity to learn a great deal from Joe. I recommend Joe without reservation.

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